

Sean Richards

Senior Director Of Operations at Giggles N Hugs Inc.

Greater Los Angeles Area

Message   ...

Giggles N Hugs, Inc.

Valencia College

See contact info

500+ connections

I've always been drawn to challenges. They bring out the absolute best in me. It's why I played organized sports through high school and enlisted in the Marine Corps at age 17. It's also the reason that after over 25 years in the restaurant industry I remain totally engaged and excited each and ever...

Show more ⌄

Experience

Senior Director Of Operations

Giggles N Hugs, Inc.

Mar 2010 – Present · 8 yrs 8 mos
Greater Los Angeles Area

➢ Maximized store performance through incentive programs and frequent visits/inspections.
➢ Oversaw P&L, operations, strategic account planning, business development, menu development, sales forecasting, marketing, pricing, training and hiring of personnel for the company.
➢ Achieved same store sales increase of 10% or higher over the last 3 years.
➢ Secured partnerships with major mall operators to secure $1.5 million in TA dollars for new store openings.
➢ Managed site selection, vetted general contractors, oversaw design and constru... See more

Regional General Manager

Pink Taco Mexican Restaurants & Viper Room Live Music Venue

Jan 2008 – Feb 2010 · 2 yrs 2 mos
Los Angles, CA. : Scottsdale, AZ.

➢ Managed 3 locations with over 200 employees and annual sales of over $14 million.
➢ Increased Los Angeles store sales 30% over prior year.
➢ Improved Arizona yearly sales performance by 45% in first three months.
➢ Brought LA operation to profitability in 1st month as General Manager.... See more



Regional Director

Hootwinc

Jan 2002 – Dec 2007 · 6 yrs
Washington and Oregon

➢ Responsible for operational performance of 7 restaurants and 1 casino in Washington and Oregon with combined revenues of over $16 million.
➢ Created strong relationships and negotiated marketing programs with national vendors, radio station executives and local businesses resulting in over $200,000 in free mar... See more

Education

 **Valencia College**
1991 – 1992

 **Orange Coast College**
Pre-Chiropractic Studies
1988 – 1989

Volunteer Experience

 **Community Volunteer**
A Place Called Home
Jan 2016 – Present • 2 yrs 10 mos
Children

I volunteer and participate on several events throughout the year.

 **Meal prep, delivery**
PROJECT CHICKEN SOUP
Feb 2017 – Present • 1 yr 9 mos
Health

Skills & Endorsements

Operations Management · 25

Endorsed by **Mark Potter and 1 other who is highly skilled at this**

Endorsed by **3 of Sean's colleagues at Hootwinc LLC**

Customer Service · 19

Endorsed by **Kevin McLaney and 2 others who are highly skilled at this**

Endorsed by **3 of Sean's colleagues at Hootwinc LLC**

Strategic Planning · 19

Endorsed by **3 of Sean's colleagues at Hootwinc LLC**

Show more ⌄





